

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2017

George Anastassov
President and Director, Principal Executive Officer
AXIM Biotechnologies, Inc.
45 Rockefeller Plaza
20th Floor, Suite 83
New York, NY 10111

     Re: AXIM Biotechnologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed April 17, 2017
           File No. 000-54296

Dear Dr. Anastassov:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                    Division of Corporation Finance
                                    Office of Healthcare and
                                    Insurance